EXHIBIT 21.1

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Ancestry.com Operations Inc.	Delaware, United States
TGN Services, LLC	Delaware, United States
iArchives, Inc.	Utah, United States
Ancestry.com DNA, LLC	Delaware, United States
Ancestry.com Europe S.à r.l.	Luxembourg
Ancestry.com UK Limited	United Kingdom
Ancestry.com UK (Commerce) Limited	United Kingdom
Ancestry.com Canada Company	Nova Scotia, Canada
Ancestry.com Australia Pty Ltd	Australia
Ancestry.com Deutschland GmbH	Germany
Riverwoods Holding	Cayman Islands
Genline AB	Sweden
Ancestry.com France Sarl	France
Ancestry.com Italia S.r.l.	Italy
Ancestry Information Holdings Company	Ireland
Ancestry Information Operations Company	Ireland
Generations Information Technology (Beijing) Limited	People’s Republic of China
Info Rich (Hong Kong) Limited	Hong Kong